Exhibit 4.3

2007 ELBIT SYSTEMS LTD. STOCK OPTION PLAN
(Reflecting the Amendment to Article 9
Adopted by the Board of Directors
As of November 15, 2011)
1.           PURPOSE

The purpose of this 2007 Stock Option Plan is to provide the benefits arising from ownership of share capital by Employees of Elbit Systems Ltd. and its Participating Affiliates (each as defined below), who are expected to contribute to the Elbit Systems Group’s future growth and success.

2.           DEFINITIONS

2.1	Defined Terms

“Additional Rights”	as defined in Section 13.3(d) below.
“Administrator”
the Board of Directors of the Company, or a committee to which the Board of Directors  delegates power to act on its behalf with respect to the Plan. Subject to the Articles of Association of the Company, as may be amended from time to time, the Administrator, if it is a committee, will consist of such number of members (but not less than two (2)) as may be determined by the Board and subject to the requirements of the Law.

“Affiliate(s)”	a present or future entity that is at least 50% owned directly or indirectly by the Company.
“Allocate” or “Allocated”	the allocation of Options by the Company to the Trustee on behalf of an Israeli Participant or allocation to a Non-Israeli Participant, as the case may be.
“Allocation Date”	as defined in Section 6.3(b) below.
"Benefit Factor"	as defined in Section 7.4(c)(2) below.
“Board”	the Board of Directors of the Company.
“Capital Gains Tax Track Through a Trustee”	the “Capital Gains Track Through a Trustee” as provided for in Section 102 of the Tax Ordinance.
“Cashless Options”	as defined in Section 3.1 below.
“Cause”
when used in connection with the termination of a Participant's employment with the Company or an Affiliate, termination as a result of an act or omission detrimental to the Company and/or the Affiliate, including, but not limited to: dishonesty toward the Company/Affiliate, insubordination, substantial malfeasance or nonfeasance of duty, unauthorized disclosure of confidential or proprietary information, and conduct substantially prejudicial to the business of the Company/Affiliate; or any substantial breach by the Participant of (i) his or her employment agreement or (ii) any other obligations toward the Company/Affiliate.
“Code”	the United States Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.
“Code Holding Period”	as defined in Section 13.6(a) below.
“Commencement Date”
the date of commencement of the vesting schedule with respect to a Grant of Options which, unless otherwise determined by the Administrator or unless otherwise determined in the Grant Letter, will be the Grant Date.

“Company”	Elbit Systems Ltd., a company incorporated under the laws of the State of Israel.
“Continuous Employment”	as defined in Section 11.1 below.
“Disability”
total and permanent physical or mental impairment or sickness of a Participant, making it impossible for the Participant to continue such Participant’s employment with the Company, an Affiliate or a Subsidiary.

“Employee”	with respect to Israeli Participants – as defined under Section 102; with respect to Non-Israeli Participants - an officer or other employee of the Company, a Subsidiary or an Affiliate.
“Exercise Date”	the date on which an Exercise Notice has been delivered with the payment as specified in Section 7.4(b) below.
“Exercise Notice”	as defined in Section 7.4(a) below.
“Exercise Price”
the price determined by the Administrator in accordance with Section 7.1 below which is to be paid to the Company in order to exercise a Granted Option and convert such Option into an Underlying Share.

“Fair Market Value”	as defined in Section 7.1(d) below.
“Grant Date”	as defined in Section 6.3(a) below.
“Grant Letter”
a letter from the Company to a Participant in which the Participant is notified of the decision to Grant Options to the Participant according to the terms of the Plan. The Grant Letter will specify: (i) the Tax Provision; (ii) the Exercise Price; (iii) the number of Options Granted to the Participant and (iv) the Grant Date.

“Grant” or ”Granted”	with respect to Options the grant of Options by the Company to a Participant pursuant to a Grant Letter.
“Holding Period”
with regard to Options Granted under Section 102, the period in which the Allocated Options Granted to a Participant, or upon exercise thereof the Underlying Shares, are to be held by the Trustee on behalf of the Participant, in accordance with Section 102 and pursuant to the Tax Provisions which the Company selects.

“Incentive Stock Options”	Options Granted to Non-Israeli Participants in accordance with the provisions of Section 422 of the Code and designated as an Incentive Stock Option.
“Israeli Participant”
an Israeli resident who is an Employee of the Company or any Affiliate (provided that such person does not control the Company as such term is defined in the Tax Ordinance), on behalf of whom an Option is Granted pursuant to Section 102.

“Law”	the laws of the State of Israel as are in effect from time to time and any U.S. or other law applicable to Options Granted to Non-Israeli Participants.
“Merger Transaction”
(i) a sale of all or substantially all of the assets of the Company; (ii) a sale (including an exchange) of all or substantially all of the shares of the capital stock of the Company or (iii) a merger, consolidation or like transaction of the Company with or into another corporation.

“NASDAQ”	the Nasdaq Stock Market, Inc.
“NIS”	New Israeli Shekels.
“Non-Israeli Participant”	a non-Israeli resident, on behalf of whom an Option is Granted pursuant to the Code, or pursuant to any applicable Law under this Plan.
“Non-Qualified Israeli Participant”	an Israeli resident who is not qualified to receive Options under the provisions of Section 102, on behalf of whom an Option is Granted pursuant to Section 3i.
“Non-Qualified Option”	an Option not intended to be an Incentive Stock Option and designated as a Non-Qualified Option.
“Option”	Regular Options and Cashless Options.
“Participant”	an Israeli Participant, a Non-Qualified Israeli Participant or a Non-Israeli Participant.

"Participating Affiliate(s)"	a present or future entity that is wholly-owned, directly or indirectly, by the Company.
“Plan” or “Option Plan”	this Stock Option Plan, as may be amended from time to time.
“Regular Options”	as defined in Section 3.1 below.
“Retirement”
the termination of a Participant's employment as a result of his or her reaching the earlier of (i) the age of retirement as defined by Law; (ii) the age of retirement specified in the Participant’s  employment agreement or (iii) early retirement approved by the Company/Affiliate.

“Section 102”	Section 102 of the Tax Ordinance, as may be amended from time to time.
“Section 102 Breach”	As defined in Section 13.3(c) below.
“Section 102 Rules”	the Income Tax Rules (Tax Relief for Issuance of Shares to Employees), 2003, as may be amended from time to time.
“Section 3(i)”	Section 3(i) of the Israeli Tax Ordinance and any applicable rules thereto, as may be amended from time to time.
“Share(s)”	ordinary share(s) of the Company, having a par value of NIS 1.00.
“Subsidiary”	a subsidiary of the Company as defined in Section 424(f) of the Code.
“TASE”	the Tel Aviv Stock Exchange Ltd.
“Tax Ordinance”	the Israeli Income Tax Ordinance [New Version], 1961, as amended, and any regulations, rules, orders or procedures promulgated thereunder.
“Tax Provision”	with respect to the Grant of Options, either the provisions of: the Capital Gains Tax Track of Section 102, Section 3i, the Code or any other applicable Law.
“Ten Percent Shareholder”
a person who on any given date owns, either directly or indirectly (taking into account the attribution rules contained in Section 424(d) of the Code), stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a Subsidiary.

“Term of the Options”	with respect to Granted but unexercised Options, the time period set forth in Section 9 below.
“Trustee”	a trustee appointed by the Company to hold in trust, Allocated Options and/or the Underlying Shares issued upon exercise of such Options, on behalf of Israeli Participants.

“Underlying Shares”	Shares issued or issuable upon exercise of Granted Options in accordance with the Plan.

2.2	General
Without derogating from the meanings ascribed to the capitalized terms above, all singular references in this Plan will include the plural and vice versa, and reference to one gender will include the other, unless otherwise required by the context.

3.	MANNER OF ALLOCATION OF OPTIONS
3.1
The Options will be Allocated, subject to the required approvals, in two tracks as follows: (i) Regular Options - up to 1,250,000 Options exercisable into  one million two hundred and fifty thousand (1,250,000) Shares of the Company in consideration for the Exercise Price, all or any portion of which may be granted as Incentive Stock Options (“Regular Options”) and (ii) Cashless Options - up to one million two hundred and fifty thousand (1,250,000) Options, which entitle the Participant to exercise Options for an amount reflecting only the Benefit Factor as defined in Section 7.4(c) below (“Cashless Options”). Each of the Participants will be Granted an equal amount of Regular Options and Cashless Options (i.e. a Participant who is Granted of one thousand (1,000) Options, will be Granted five hundred (500) Regular Options and five hundred (500) Cashless Options). Such number of Options will be subject to adjustments as required for the implementation of the provisions of the Plan, in accordance with Section 4 below.

3.2
In the event that the right to exercise Options Granted under the Plan expires or otherwise terminates in accordance with the provisions of the Plan, such Options will become available for future Grants and Allocations under the Plan.

4.	ADJUSTMENTS
4.1	Bonus Shares
In the event that the Company distributes bonus Shares and the record date for such distribution is subsequent to the Grant Date of the Options but prior to their exercise or expiration, the number of Underlying Shares will be increased by the number of Shares each Participant would have been entitled to had such Participant exercised the Options prior to the record date set for such distribution.  The Exercise Price of the Options will not be increased due to the increase in the number of Underlying Shares the Participant is entitled to following a distribution of bonus Shares.  For the avoidance of doubt, a Participant will not be entitled to exercise any rights arising out of the distribution of bonus Shares prior to the Exercise Date of the applicable Options. Notwithstanding the foregoing, in the event that the Company distributes bonus Shares to a Non-Israeli Participant residing in the United States, such bonus Shares shall be granted in the form of a new Option grant to such Participant in accordance with the provisions of the Plan.

4.2	Change in Capitalization

In the event of a split or a consolidation of Shares, or any other change in capital of a materially similar nature, the Company will make the changes or the adjustments necessary in order to prevent the dilution or increase of the rights of the Participants within the framework of the Plan with respect to the number and class of the Underlying Shares and/or the Exercise Price of each Option.

4.3	Fraction of Shares

In any event in which the Company will be required to issue to a Participant a fraction of a Share pursuant to an adjustment described in this Section 4, the Company will not issue such  a fraction of a Share, and the number of Shares will be rounded down to the closest whole number of Shares.

4.4	For the purposes of this Section, the Company’s calculation will be final, and the Participant shall have no claim or demand resulting therefrom against the Company or anyone acting on its behalf.
5.	ADMINISTRATION OF THE PLAN
5.1	Power

Subject to the Law, the Company’s Articles of Association and any applicable resolution of the Company’s Board of Directors, the Administrator is authorized, in its sole and absolute discretion, to exercise all powers and authorities either specifically delegated to it under the Plan or necessary or advisable in the administration of the Plan; including, without limitation, to determine:

(i) the Participants in the Plan and the number of Options to be Granted for each Participant’s benefit (subject to the approval of the Board of Directors if such approval is required by Law);
(ii) the time(s) at which Options will be Granted;
(iii) the Exercise Price for any Granted Option;
(iv) whether, to what extent and under what circumstances an Option may be settled, canceled, forfeited, exchanged or surrendered;
(v) any terms and conditions in addition to those specified in the Plan under which an Option may be Granted;
(vi) any measures and actions as may be deemed necessary or advisable for the administration and implementation of the Plan;
(vii) subject to Section 7 below, the acceleration of the date on which any Option Allocated to a particular Participant under the Plan becomes exercisable;

(viii)    the Grant of Options to Participants who are not Israeli or U.S. residents,  or are employed outside Israel and/or the United States, on such terms and conditions different from those specified in the Plan, as may, in the discretion of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(ix) to the extent required – the interpretation of, and determination of how to implement, the provisions of the Plan.
5.2	Limitations

Notwithstanding the provisions of Section 5.1 above, no interpretation, determination or action of the Administrator will contradict any applicable Law. No waiver or amendment with respect to the Plan will have a material adverse affect on any Participant's rights in connection with any Option Granted under the Plan without receiving the consent of such Participant.

6.	GRANT AND ALLOCATION OF OPTIONS
6.1	Conditions For Allocation Of Options
Options may be Allocated at any time after:
(a)	the Plan has been approved by the necessary corporate bodies of the Company;
(b)	thirty (30) days after a request for approval of the Plan has been submitted to the Israeli Income Tax Authorities pursuant to the requirements of the Tax Ordinance; and
(c)	all other approvals, consents or requirements necessary by Law have been received or met.
6.2	Eligibility For Options
The Administrator may Grant Options to any Employee of the Company and/or the Participating Affiliates.
6.3	Date Of Grant and Allocation
(a)    The date on which Options will be deemed Granted under the Plan will be the date on which the Company notifies the Participant in a Grant Letter that such Options have been Granted to the Participant or the date specified as the date of Grant in the Grant Letter, if specified (the “Grant Date”).

(b)    With respect to Israeli Participants, the date on which Options will be deemed Allocated under the Plan will be the date on which the Company notifies the Trustee that such Options have been Allocated in the name of the Trustee on behalf of a Participant; and with respect to Non-Israeli Participants, the date on which Options will be deemed Allocated under the Plan will be the date on which the Company notifies  such Participant that Options have been Allocated in his or her name, or any other date specified in the Grant Letter as the date of Allocation, if specified (the “Allocation Date”).

6.4	Grant Letters
(a)     Any Grant of Options to a Participant will be made in the form of a Grant Letter and will include a copy of the Plan. The receipt by a Participant of such Grant Letter will be deemed a consent by such Participant that the Option is subject to all the terms and conditions of the Grant Letter and the Plan.

(b)     The Administrator may include in the Grant Letters any provision it deems necessary in order to adjust the terms of the Grant of Options to applicable laws of the jurisdiction in which a Participant resides.

7.	EXERCISE OF OPTIONS
7.1	Exercise Price
(a)     The Exercise Price per Underlying Share deliverable upon the exercise of an Option will be determined by the Board.  The Exercise Price will be set forth in the Grant Letter. It should be noted that with respect to Cashless Options, the Exercise Price per Share set forth in a Grant Letter will not be the actual amount paid by the Participant to the Company for said Cashless Options, but will only be used for the purpose of calculating the Benefit Factor and the determination of the number of Shares to be issued  to the Participant as the result of the exercise of a Cashless Option.

(b)     Notwithstanding the provisions of Section 7.1(a) above, the Exercise Price of Options Granted to a Non-Israeli Participant residing in the United States will not be less than 100% of the Fair Market Value of the Share as defined below, unless expressly required otherwise by the Law applicable to a Non-Israeli Participant, or in compliance with the requirements for the deferral of compensation under Section 409A of the Code and the regulations promulgated thereunder.

(c)     If an Incentive Stock Option is Granted to a Non-Israeli Participant owning more than ten percent (10%) of the Shares of the Company or the shares of a Subsidiary, or possessing at the time of the Grant more than ten percent (10%) of the total combined voting power of all classes of shares of the Company or of a Subsidiary, then the Exercise Price will be no less than one hundred and ten percent (110%) of the Fair Market Value of the Share on the Grant Date.

(d) “Fair Market Value” means, as of any date, the value of the Shares determined as follows:
(1)
if the Shares are listed on any established stock exchange or a national market system, including without limitation on NASDAQ or TASE, the Fair Market Value will be the opening sales price for such Shares (or the closing bid, if no sales were reported) as quoted on such exchange or system for the current market trading day prior to time of determination, as reported in the Wall Street Journal, or according to any other source the Administrator deems reliable;

(2)
if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value will be the average between the high bid and low asked prices for the Shares on the market trading day of the day of determination; or

(3) in the absence of an established market for the Shares, the Fair Market Value thereof will be determined in good faith by the Administrator.
(e)     Notwithstanding the foregoing provisions of this Section 7.1, if the aggregate Fair Market Value of the Incentive Stock Options that are exercisable for the first time by an individual Participant during any calendar year (under all plans of the Company and any parent company or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Non-Qualified Stock Options.

7.2	Vesting Schedule

Unless otherwise determined by the Administrator, all Options Granted on a certain date will, subject to the Participant’s Continuous Employment with Company, an Affiliate or a Subsidiary, become vested and exercisable in accordance with the following vesting schedule:

(a) Fifty percent (50%) of the Options will be vested and exercisable from the second anniversary of the Commencement Date;
(b) An additional twenty-five percent (25%) of the Options will be vested and exercisable from the third anniversary of the Commencement Date; and
(c) The remaining twenty-five (25%) of the Options will be vested and exercisable from the fourth anniversary of the Commencement Date.
7.3	Minimum Exercise
(a)           No individual exercise of Options by any Participant will be for an aggregate Exercise Price of less than five hundred dollars ($500), or such other minimum sum determined by the Administrator, unless the exercise is of all of the Participant’s Options that are vested as of the Exercise Date. An Option may not be exercised for fractional shares.

(b) The exercise of a portion of the Options Granted will not cause the expiration, termination or cancellation of the remaining unexercised Options held by the Trustee on behalf of the Participant.
7.4	Manner Of Exercise
(a) Exercise Notice

A Participant who requests to exercise Options, will deliver to the Company and/or the Trustee, in accordance with instructions to be provided to the Participant, an exercise notice in a form as  will be prescribed by the Company (the “Exercise Notice”) which includes: (i) the name of the Participant and his or her identity number for Israeli Participants and social security or similar number for Non-Israeli Participants; (ii) the number of Options to be exercised; (iii) the type (Regular/ Cashless) of Options to be exercised and (iv) the amount of the Exercise Price.

(b) Exercise Price

The Participant will transfer to the Company in cash the amount equal to the aggregate Exercise Price for the Regular Options (the Exercise Price multiplied by the number of Regular Options exercised) as well as the aggregate amount of the par value of the Underlying Shares resulting from the exercise of the Cashless Options. The payment by the Participant to the Company will be in such manner as will be determined by the Company.

(c) Exercise of Options
(1)
Regular Options - if the Exercise Notice was duly executed and delivered by the Participant, and upon the payment to the Company of the aggregate Exercise Price, each Regular Option will entitle its holder to the right to purchase one Share (subject to the adjustments described in Section 4 above), in exchange for the Exercise Price paid by the Participant on the Exercise Date for each Regular Option.

(2)
Cashless Options – if the Exercise Notice was duly executed and delivered by the Participant, and upon the payment to the Company of the aggregate amount of the par value of the corresponding Underlying Shares, each Cashless Option will entitle its holder with the right to purchase Shares (subject to the adjustments described in Section 4 above), in accordance with the following formula (the “Benefit Factor”):

(A x B) - (A x C)
B
A = the number of Cashless Options the Participant requests to exercise as written in the Exercise Notice;
B = the opening price in NIS of the Shares on the TASE on the Exercise Date;
and
C= the Exercise Price of each Option in NIS.
(3) The calculations for Non-Israeli Participants will be made in accordance with the NIS – U.S. dollar exchange rate in effect on the Exercise Date.
(4)
The Company and/or the Trustee will make all applicable calculations with respect to the Exercise Price and the amount of Underlying Shares on the Exercise  Date and such calculation will be binding on the Participants. Fractional Shares will be rounded down to the nearest whole number of Shares.

(d) Allocation of Options

Upon the delivery of a duly signed Exercise Notice and the payment to the Company of the aggregate Exercise Price for the Regular Options and the aggregate amount of the par value of the Underlying Shares with respect to the Cashless Options specified therein, the Company will issue the Underlying Shares to the Trustee (according to the applicable Holding Period) or to the Participant, as the case may be. The Participant will execute any documents as may be reasonably required by the Company or the Trustee at any time in order to complete the Allocation process.

(e) Expenses
All costs and expenses, including broker fees and bank commissions, deriving from the exercise of Options or Underlying Shares, will be borne solely by the Participant.
8.	WAIVER OF OPTION RIGHTS
8.1
At any time prior to the expiration of any Granted (but unexercised) Options, a Participant may waive his or her  rights to such Options by a written notice to the Company's principal office, attention Corporate Secretary. Such notice will specify the number of Options Granted that the Participant waives and will be signed by the Participant.

8.2
Upon receipt by the Company of a notice of waiver of rights in accordance with Section 8.1 above, the rights of the Participant with respect to such Options will expire and the Options will become available for future Grants and Allocations under the Plan.

9.	TERM OF THE OPTIONS
Unless earlier terminated pursuant to the provisions of this Plan, each Granted but unexercised Option will expire and cease to be exercisable either: (i) as of 5:00 p.m. Israel time on the fifth (5th) anniversary of the Commencement Date of such Options; or (ii) on other final date as shall be specifically determined (whether prior to or following the Grant Date) by the Administrator (which date may be amended from time to time by the Administrator, including with respect to a portion of the Options) in its sole discretion (the: "Final Date"), provided, that the Final Date will not be later than 5:00 p.m. Israel time on the seventh (7th) anniversary of the Commencement Date of such Options. If the Final Date is not a business day in Israel, then the Final Date will be 5:00 p.m. Israel time on the first preceding day which is a business day in Israel.

10.	EXPIRATION OF THE OPTIONS
10.1	Exercised Options will expire automatically upon the issuance of the Underlying Shares.
10.2	A Participant’s right to exercise an Option will expire at the end of the Term of such Option.
10.3	If the right of a Participant to exercise an Option has expired, the Option will not provide any rights to such Participant.

11.	EXERCISE OF OPTIONS ON TERMINATION OF EMPLOYMENT
11.1	Continuous Employment
(a)           For purposes of this Agreement “Continuous Employment” means the uninterrupted, non-terminated employment of a Participant with the Company, a Subsidiary and/or an Affiliate.  In jurisdictions requiring notice in advance of an effective termination as an Employee, Continuous Employment will be deemed terminated upon the actual cessation of employment with the Company/Subsidiary/Affiliate notwithstanding any required notice period that must be fulfilled before a termination as an Employee can be effective under applicable labor laws.

(b)           Continuous Employment will not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers in the capacity of an Employee (including resignation from one entity and hiring by another entity) among the Company, any Subsidiary or Affiliate, or any successor that meets the definition of a Subsidiary or Affiliate, or (iii) any change in status as long as the individual remains an Employee of the Company, a Subsidiary or Affiliate (except as may otherwise be provided in the Grant Letter).

(c)           An approved leave of absence will include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option will be treated as a Non-Qualified Option on the day three (3) months and one (1) day following the expiration of such ninety (90)-day period.

11.2	Termination Of Employment
(a)           If the Continuous Employment of a Participant is terminated for any reason (“Termination of Employment”) then, other than in the case of death, Retirement, Disability or Cause, which shall be governed respectively by Sections 11.3 and 11.4 below, any vested but unexercised Options on the date of Termination of Employment (such date as will be determined by the Company or applicable Affiliate in its sole discretion), Allocated on such Participant’s behalf may be exercised, if not previously expired, not later than the earlier of (i) ninety (90) days after the date of Termination of Employment; or (ii) the Term of the Options.

(b) The right of such Participant to exercise all other (unvested) Options will expire on the date of Termination of Employment.
11.3	Termination For Cause
In the event of Termination of Employment of a Participant for Cause, the Participant's right to exercise any unexercised Options Granted to such Participant, whether vested or not on the date of Termination of Employment, will cease as of such date of Termination of Employment, and the Options will thereupon expire. The determination by the Administrator as to the occurrence of Cause will be final and conclusive for all purposes of this Plan.

11.4	Termination By Reason Of Death, Retirement Or Disability
In the event of Termination of Employment of a Participant by reason of death, Retirement or Disability, any vested but unexercised Options will be exercisable, in the case of death, by the Participants' personal representative or beneficiary, or in the case of Retirement or Disability, by the Participant or his or her personal representative (as the case may be) until the earlier of: (i) twelve (12) months after the date of Termination of Employment or termination of Continuous Employment, as the case may be; or (ii) until the end of the Term of the Options.  Moreover, in such cases the right of the Participant to exercise all other (non-vested) Options will expire upon the date of Termination of Employment or upon termination of Continuous Employment, as applicable.

11.5	Exceptions
Notwithstanding the provisions in this Section 11 above, the Company President, may, in exceptional circumstances, permit a Participant or his or her heirs to exercise an amount of Options greater than those allowed under Sections 11.2-11.4 above, but in any event not more then the total amount of Options Allocated to the Participant.

11.6	Transfer Of Employment
(a)           Unless otherwise determined by the Administrator, a Participant’s right to Options or the exercise thereof that were Granted to him or her under this Plan will not be terminated or expire solely as a result of the fact that the Participant’s employment changes from the Company to an Affiliate or vice versa. Tax consequences of such a transfer, if any, will be borne solely by the Participant.

(b)           For the avoidance of doubt, it is clarified that the Company will not be obligated to provide the Participant any notice in connection with the expiration of the Options, and no Participant will have any claim and/or demand against the Company due to the expiration of the Options and/or due to the absence of any  such notice by the Company to the Participant.

12.	TRANSFER OF RIGHTS UPON DEATH
No transfer of any right to an Option or Underlying Share issued upon the exercise thereof by will or by the laws of descent will be effective to bind the Company unless and until the Company is furnished with the following signed and notarized documents by an Israeli notary or, if exercised outside of Israel, a qualified lawyer:

(a) A written request for such transfer and a copy of the legal documents creating and confirming the right of the person acting with respect to the Participant’s estate and the transferee;
(b)           A written undertaking by the transferee to pay any amounts in connection with the Options and Underlying Shares and any other payment due according to the provisions of the Plan and otherwise abide by all the terms of the Plan; and

(c)           any such other evidence as the Administrator may deem necessary to establish the right to the transfer of the Options or Underlying Shares issued upon the exercise thereof and the validity of the transfer.

13.	TAX PROVISIONS FOR OPTIONS
13.1	Various Tax Provisions
All Options under this Plan will be Granted in accordance with one of the following Tax Provisions:
(1)
The Company will Grant Options to Israeli Participants in accordance with the provisions of Section 102 and the Section 102 Rules related to the Capital Gains Tax Track. Options that are Granted under Section 102 can only be granted to Israeli Participants who are Employees of the Company or its Participating Affiliates.

(2) The Company will Grant Options to Non-Qualified Israeli Participants in accordance with the provisions of Section 3(i).
(3)
The Company may Grant Incentive Stock Options or Non-Qualified Options to Non-Israeli Participants under the provisions of Section 422 of the Code or other applicable Law taking into account the requirements for the treatment or avoidance of treatment as a deferral of compensation under Section 409A of the Code.

13.2	Tax Provision Selection
The Company, at its sole discretion, will elect under which Tax Provision each Option will be Granted in accordance with applicable Law.  Accordingly, the Company will elect whether  to Grant Options to one or more Participants under the Capital Gains Tax Track, under the provisions of Section 3i, under the provisions of the Code or other applicable laws in other relevant jurisdictions outside Israel and the United States. The Company will notify each Participant in the Grant Letter under which Tax Provision the Options for that Participant are Granted.  If the Company does not specify in the Grant Letter  the Tax Provision relating to an Option Granted to a Non-Israeli Participant, such Option will be deemed to be a Non-Qualified Option.

13.3	Section 102 Trustee Tax Tracks For Israeli Participants
(a)           With respect to Options granted under the Capital Gains Tax Track, in accordance with the requirements of Section 102, the Company will appoint a Trustee who will hold in trust on behalf of each Israeli Participant the Allocated Options and the Underlying Shares issued upon exercise of such Options.

(b) The Holding Period for such Options will be twenty-four (24) months from the Allocation Date; or shorter period as may be determined in any amendment to Section 102.
(c)           Subject to Section 102 and the Rules, Israeli Participants will not be entitled to receive from the Trustee, nor will they be entitled to sell or dispose of Underlying Shares before the end of the applicable Holding Period. If a Participant sells or removes the Underlying Shares from the Trustee before the end of the applicable Holding Period (“Section 102 Breach”), the Participant will pay all applicable taxes imposed on such breach by Section 7 of the Section 102 Rules.

(d)           In the event of a distribution of rights, including an issuance of bonus Shares, in connection with Options originally Allocated (the "Additional Rights"), subject to the  other applicable terms of this Plan, all such Additional Rights will be Allocated and/or issued to the Trustee for the benefit of Israeli Participants and will be held by the Trustee for the remainder of the Holding Period applicable to the Options originally Allocated. Such Additional Rights will be treated in accordance with the provisions of the applicable Tax Track.

(e) The Trustee will not transfer Options to any third party, including a Participant, except in accordance with instructions received from the Company.
13.4	Concurrent Conditions
The Holding Period and vesting period may run concurrently, but neither is a substitute for the other, and each are independent conditions for Options Granted.
13.5	Trust Agreement
The terms and conditions applicable to the trust on behalf of Israeli Participants relating to the Capital Gains Tax Track will be set forth in an agreement signed by the Company and the Trustee.
13.6	Incentive Stock Options
(a)           If the Option Granted is an Incentive Stock Option, and if the Non-Israeli Participant sells or otherwise disposes of any of the Underlying Shares on or before the later of (i) the end of two (2) years following the Grant Date; and (ii) the end of one (1) year following the transfer of such Underlying Shares to the Non-Israeli Participant upon exercise of the Option (the "Code Holding Period”), then the Non-Israeli Participant will immediately notify the Company of such disposition of the Underlying Shares.

(b)           Any disposition of the Underlying Shares before the end of the Code Holding Period may impose income tax withholding liability on the Company or a Subsidiary as the case may be, and may impose other tax liabilities on the compensation income recognized from such disposition.

14.	GENERAL TAX MATTERS
14.1
This Plan will be governed by, and will conform with and be interpreted so as to comply with the requirements of the Ordinance and the Code, or any other applicable Law and any written approval from any relevant tax authorities. All tax consequences under any applicable Law which may arise from the Grant or Allocation of Options, from the exercise thereof or from the holding or sale of Underlying Shares (or any other securities that may be issued under the Plan) by or on behalf of the Participant, will be borne solely by the Participant. The Participant will indemnify the Company and/or Affiliate and/or Subsidiary, as the case may be, and hold them harmless, against and from any liability for any such tax or any related penalty, interest or indexing.

14.2	In an event of a disqualifying disposition with respect to Options Granted to a Non-Israeli Participant, such Options will be treated in accordance with the requirements of the Code.

14.3	The Fair Market Value of the Shares will be determined in accordance with Section 7.1 of this Plan, unless required otherwise by any applicable Law.
15.	WITHHOLDING TAXES
15.1
Whenever an amount with respect to withholding tax relating to Options Granted to a Participant and/or Underlying Shares issued upon the exercise thereof is due from the Participant, the Company, an Affiliate, a Subsidiary and/or the Trustee, the Company/Affiliate/Subsidiary/Trustee will have the right to demand from a Participant such amount sufficient to satisfy any applicable withholding tax requirements related thereto.  Whenever Shares or any other non-cash assets are to be delivered pursuant to the exercise of an Option, or transferred thereafter, the Company/Affiliate/Subsidiary/Trustee will have the right to require the Participant to remit to the Company/Affiliate/Subsidiary/Trustee an amount in cash sufficient to satisfy any applicable withholding tax requirements related thereto. If such amount is not timely remitted, the Company/Affiliate/Subsidiary/Trustee will have the right to withhold or set-off (subject to Law) such Shares or any other non-cash assets pending payment by the Participant of such amounts.

15.2
With regard to Options Granted to Israeli Participants - until all taxes have been paid in accordance with Rule 7 of the Section 102 Rules, Options and/or Underlying Shares may not be sold, transferred, assigned, pledged, encumbered or otherwise willfully hypothecated or disposed of, and no power of attorney or deed of transfer, whether for immediate or future use may be validly given. Notwithstanding the foregoing, the Options and/or Underlying Shares may be validly transferred in accordance with Section 12 above, provided that the transferee thereof will be subject to the provisions of Section 102 and the Section 102 Rules as would have been applicable to the deceased Israeli Participant were he or she to have survived.

16.	RIGHTS AS A SHAREHOLDER
16.1	Unless otherwise specified in the Plan, a Participant will have all rights as a shareholder with respect to Shares issued under this Plan.
16.2
Participants will be entitled to receive any cash dividend paid to the shareholders of the Company with respect to Underlying Shares following the issuance of the applicable Underlying Shares to the Participant under this Plan. Payments of such dividend to the Participants will be subject to any required tax being withheld or otherwise deducted by the Trustee or the Company, as agreed between the Company and the Trustee.

17.	NO SPECIAL EMPLOYMENT RIGHTS
17.1
Nothing contained in this Plan will confer upon any Participant any right with respect to the continuation of employment by the Company, an Affiliate or a Subsidiary or to interfere in any way or in any time with the right of the Company/Affiliate/Subsidiary to terminate such employment and/or, with respect to Israeli Participants, to increase or decrease the compensation.

17.2	No Participant will have any claim or demand with respect to any of the Options, except according to the specific terms of the Grant Letter provided to him or her by the Company.
18.	RESTRICTIONS ON SALE OF OPTIONS AND SHARES
18.1	Options
Options may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of except by will or the laws of descent.
18.2	Shares
Shares issued under this Plan will be subject to all limitations imposed by the Company’s Articles of Association.
18.3	Acceleration Provision
The Administrator, in its sole discretion, may determine with respect to a specific Participant (or certain specific Participants) that all or some of the unvested Options of such participant(s) will be accelerated.

18.4	Lock-Up
Notwithstanding the Holding Period and the Code Holding Period, in the event of any registration of the Company’s Shares on any stock exchange, at the request of the underwriters or if required under applicable law and/or by any governmental authority and/or  by a decision of the Company’s Board of Directors, the Administrator may determine that the Underlying Shares issued pursuant to the exercise of Options may be subject to a lock-up period of up to180 days, or such other period of time as may be recommended by the Company’s Board of Directors, during which time some or all of the Participants will not be permitted to sell Shares or exercise Options.

18.5	Mergers
In the event of a Merger Transaction, then subject to Section 5.2 above, the Administrator in its sole discretion will decide:
(a) if and how the vesting period of unvested Options will be canceled, replaced or accelerated;
(b)           if and how vested Options (including Options with respect to which the vesting period has been accelerated according to Section 18.5.(a) will be exercised, replaced and/or sold by the Company or the Trustee on the behalf of Participants; and

(c) how Underlying Shares issued upon exercise of the Options and held by the Trustee on behalf of Participants will be replaced and/or sold by the Trustee on behalf of the Participants.

19.	VOTING RIGHTS
Options that have not yet been exercised will not have any voting rights. Following the exercise of Options, the Underlying Shares will have voting rights as specified in this Section 19. Each of the Underlying Shares will entitle the holder thereof to one (1) vote at shareholders meetings of the Company. With respect to Underlying Shares held by the Trustee of a Participant, the Trustee will forward any notice regarding shareholders meetings to the last address of the Participant provided to the Trustee by the Company. A Participant who wishes to exercise his/her right to vote at such meeting will send a letter to the Trustee at least ten (10) working days before the meeting. The Trustee will issue a power of attorney to such Participant, enabling the Participant to vote the number of Underlying Shares held for him/her in trust, in accordance with the Company’s Articles of Association.

20.	MATERIAL BREACH
In an event of a material breach by a Participant of the terms of this Plan or the Grant Letter provided to him or her, and without derogating any from the remedies available to the Company under any applicable Law, the Company may, at its sole discretion, after sending a written notice to such Participant, forfeit the right of the Participant to some or all the Options Granted to such Participant.

21.	NO RIGHT OF OTHERS TO OPTIONS
Subject to the provisions of the Plan, no person other than the Participant will have any right with respect to Options Granted to the Participant under the Plan.
22.	EXPENSES AND RECEIPTS
The expenses incurred in connection with the administration and implementation of the Plan will be borne by the Company. Any proceeds received by the Company in connection with the exercise of any Option may be used for general corporate purposes.

23.	REQUIRED APPROVALS
The Plan is subject to the receipt of all approvals required under the Ordinance, the Code and the Law, to the extent required.
24.       This Plan and all documents delivered or executed by the Company or an Affiliate or a Subsidiary in connection herewith will be governed by, and construed and administered in accordance with, the Law.

25.	TREATMENT OF PARTICIPANTS
There is no obligation for uniformity of treatment of Participants.
26.	NO CONFLICTS
In the event of any conflict between the terms of the Plan and the Grant Letter, the Plan will prevail, unless the Grant Letter states specifically that the conflicting provision in the Grant Letter will prevail.

27.	PARTICIPANT UNDERTAKINGS
By accepting Options under this Plan, the Participant (1) agrees and acknowledges that he or she has received and read the Plan and the Grant Letter; (2) undertakes to comply with all relevant provisions set forth in the Code, Section 3i or Section 102 (including provisions regarding the Capital Gains Tax Track) as applicable, the Plan, the Grant Letter and any applicable agreements between the Company and the Trustee; and (3) if the Options are Granted under Section 102, an Israeli Participant  undertakes that subject to the provisions of Section 102 and the Rules, he or she will not sell or release the Underlying Shares from the trust before the end of the Holding Period (if any).